801 Louisiana, Suite 700 Houston, TX 77002 (832) 399-3173 Fax (713) 780-9254

Michael J. Killelea Senior Vice President, General Counsel & Corporate Secretary
mike.killelea@goodrichpetroleum.com

September 24, 2015

Mr. H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Goodrich Petroleum Corporation

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 2, 2015

File No. 1-12719

Ladies and Gentlemen:

Goodrich Petroleum Corporation (the “Company”, “we” or “our”), acknowledges receipt of the letter dated September 21, 2015, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2014, File No. 1-12719, filed with the Commission on March 2, 2015 (the “Comment Letter”).

The Comment Letter requests that we respond to the Staff’s comments within 10 business days or to tell the Staff by that time when we will provide the Staff with our responses. We respectfully request an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses. We expect to provide our responses to the Comment Letter no later than October 15, 2015.

Securities and Exchange Commission

September 24, 2015

If you have any questions regarding the foregoing response, please contact the undersigned at (832) 399-3173.

Very truly yours,

GOODRICH PETROLEUM CORPORATION

By:	/s/ Michael J. Killelea
Name:	Michael J. Killelea
Title:	Senior Vice President, General Counsel and Corporate Secretary

cc: Stephen M. Gill, Vinson & Elkins L.L.P.